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                            May 5, 2022

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK Ltd
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed April 21,
2022
                                                            File No. 333-260992

       Dear Ms. Rudensj  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-4

       Polestar's Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Internal control over financial reporting, page 329

   1. We note that additional material weaknesses were identified in fiscal 2021 related to revenue and intangible
assets, which resulted in material adjustments. Please tell us whether any of these
adjustments were related to periods prior to fiscal 2021 and how you considered the
requirements under IAS 8, if material.
       Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31,
       2021, page 339
 Anna Rudensj
Polestar Automotive Holding UK Ltd
May 5, 2022
Page 2
2. We note that you separately present the amount associated with the Earn Out Shares in
            Retained Earnings    instead of reflecting in    Accumulated
Deficit." Please revise to
         present this amount as part of the    Accumulated Deficit," or explain
why you believe your
         current presentation is appropriate.
Audited Financial Statements of Polestar Automotive Holding Limited
Revenue recognition, page F-42

3. Reference is made to your disclosures relating to residual value guarantees (RVG) on page
         F-43. Please explain in greater detail the nature and terms surrounding the RVG in your contracts and how such transactions with certain dealers that include RVG are recorded within your financial statements. Tell us to whom Polestar pays cash for the difference between the determined residual value and the contracted residual value and how often you evaluate the determined residual value. As part of your response, please provide the authoritative guidance you relied upon in determining your accounting treatment.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)
551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameAnna Rudensj                                Sincerely,
Comapany NamePolestar Automotive Holding UK Ltd
                                                             Division of
Corporation Finance
May 5, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName